Subj:  Schedule 13D
Date: 98-02-24 09:38:08 EST
From: pjd@btcmlaw.com (Peggy Dellisanti)
To: n6432x@aol.com

This is the ASCII file.

--------------------
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                 ADVANCED MEDICAL PRODUCTS, INC.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           00753W 20 7
                          (CUSIP Number)

                          George L. Down
                        6 Woodcross Drive
                  Columbia, South Carolina 29212
                          (803) 407-3044
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 21, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carolina Medical, Inc.   56-0707270

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [   ]
                                                       (b)  [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC, AF    (for the acquisition of shares prior to the merger of
                    Bio-Tel International, Inc. with and into Carolina
                    Medical, Inc.)  None (for the acquisition of shares as
                    a result of the merger of Bio-Tel
                    International, Inc. with and into Carolina Medical, Inc.)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          North Carolina

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

          SOLE VOTING POWER

          3,000,000

8.   SHARED VOTING POWER

          ----

9.   SOLE DISPOSITIVE POWER

          3,000,000

10.  SHARED DISPOSITIVE POWER

          ----

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          3,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          50.3%

14.  TYPE OF REPORTING PERSON

          CO

Item 1.   Security and Issuer.

      This Schedule 13D is filed on behalf of Carolina Medical, Inc. (the
"Reporting Entity"), relative to the $ .01 par value common stock issued by
Advanced Medical Products, Inc. ("AMP"). The principal executive offices of
AMP are located at 6 Woodcross Drive, Columbia, South Carolina
29212.

Item 2.   Identity and Background.

Reporting Entity

      (a) Carolina Medical, Inc.;
      (b) P. O. Box 307, King, North Carolina 27021-0307; 157 Industrial Drive,
          Inc., King,
          North Carolina 27021;
      (c) The principal business of the Reporting Entity is medical electronics manufacture and sale;
      (d) and (e)   See below;
      (f) The Reporting Entity is a corporation organized under the laws of the
          State of North Carolina.

Executive Officers and Directors of Reporting Entity

      (a) Ronald G. Moyer;
      (b) P. O. Box 307, King, North Carolina 27021-0307; 157 Industrial Drive,
          Inc., King,
          North Carolina 27021;
      (c) Chief Executive Officer and Director;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) C. Roger Jones;
      (b) P. O. Box 307, King, North Carolina 27021-0307; 157 Industrial Drive,
          Inc., King, North Carolina 27021;
      (c) President and Director;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) Diane B. Smith;
      (b) P. O. Box 307, King, North Carolina 27021-0307; 157 Industrial Drive,
          Inc., King, North Carolina 27021;
      (c) Vice President   Administration;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) Charles A. Barefoot;
      (b) 6302 Radds Street, Lexington, North Carolina 27292;
      (c) Director of Reporting Entity; Retired Vice President of Reporting
          Entity;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) Carroll G. Tompson;
      (b) 1805 Robinhood Road, Winston-Salem, North Carolina 27104;
      (c) Director of Reporting Entity; Retired Executive of R. J. Reynolds;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) W. Winfield Beroth;
      (b) 2511 Olivet Church Road, Winston-Salem, North Carolina 27106;
      (c) Director of Reporting Entity; Vice President of Beroth Oil Company,
          4116 N. Glenn Ave., Winston-Salem, North Carolina 27105;
      (d) and (e) See below;
      (f) United States Citizen.

      (a) Spencer M. Vawter;
      (b) 3330 Bay Road South Drive, Indianapolis, IN 46240;
      (c) Director of Reporting Entity; President and CEO of Camile Products,
          LLC, 9315 Delegates Row, Indianapolis, IN 46240;
      (d) and (e) See below;
      (f) United States Citizen.

      During the last five years, none of the above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii)
was party to a civil proceeding of a judicial or administrative body or of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation or respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      The Reporting Company acquired 2,250,000 shares of AMP (the "Shares") on
January 21,1998, as a result of the merger, under applicable Delaware and North
Carolina law, of Bio-Tel International, Inc. ("Bio-Tel") with and into the
Reporting Company, in which the Reporting Company was the surviving corporation (the "Merger").  Final confirmation of the effectiveness of the merger was received on February 16, 1998.  Prior November 7, 1997,
Bio-Tel owned 1,400,000 shares of AMP.  On November 7, 1997, Bio-Tel had acquired, 850,000 shares of AMP for a purchase price of $263,500, $183,500 of which was borrowed from Ronald D. Ordway, a stockholder of Bio-Tel, and
$80,000 of which was represented by a promissory note from Bio-Tel to AMP which is due and payable on April 30, 1998 and which has been assumed by the
Reporting Company as a result of the Merger.

Item 4.   Purpose of the Transaction.

      The Merger was effected in order to consolidate the holdings of the
Reporting Entity and Bio-Tel.  The Reporting Entity intends to review continuously its investment in AMP and, on the basis of such review and such market and other factors as it may deem relevant, may sell the Shares or acquire additional shares of AMP's common stock.

      Except as described in this Schedule 13D, including this Item 4, the
Reporting Entity has no plans or proposals which relate to or which would result in any events described in subsections
(a) through (j) of Item 4 of the General Instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

      (a) As of January 21, 1998, the Reporting Entity beneficially owned
          3,000,000 shares (or approximately 50.3% of the outstanding shares)
          of AMP common stock.

      (b) The Reporting Entity will have sole power to vote and to dispose of the 3,000,000 shares.

      (c) As of January 21, 1998, and within the last 60 days, to the best knowledge and belief
          of the undersigned, other than as described herein, no transactions involving AMP equity securities had been engaged in by the
          Reporting Entity.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.   Material to be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    January ____, 1998                 CAROLINA MEDICAL, INC.

                                   By:
                                         Ronald G. Moyer, Chief Executive
                                                              Officer

F:\USERS\MO\MOYER\SCH-13D.BIO

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Date: Tue, 24 Feb 1998 09:47:29 -0800
From: Peggy Dellisanti
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Subject: Schedule 13D
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